UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 1, 2003
Commission file number 0-21080

Enbridge Inc.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated November 26, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: December 1, 2003	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

NEWS RELEASE

Enbridge, CCS launch Canada’s first crude oil cavern storage facility

Hardisty, Alberta, November 26, 2003 — Enbridge Inc. and CCS Inc. today announced the official opening of their jointly owned underground crude oil storage facility at Hardisty, Alberta. Enbridge and CCS formed an operating partnership in June 2002 to develop Hardisty Caverns L.P. (HCLP) on property acquired by CCS in 2001. The $70 million facility has four existing salt caverns, ranging in size from 600,000 to 900,000 barrels, and plans for expansion are already underway.

Crude oil from a number of sources in Western Canada will be stored at the facility for eventual delivery to market through the Enbridge terminal at Hardisty. In 2002, HCLP signed a long-term agreement with a major energy producer to provide exclusive access to the four existing caverns on a fee-for-service basis.

“We placed this first phase of capacity, which is fully subscribed, into service on November 1,” said J. Richard Bird, Enbridge’s Group Vice President, Transportation North. “Significant increases in oil sands production, and unprecedented growth in volumes are expected by the end of the decade. The potential of underground crude oil storage caverns will provide customers flexible operating and marketing options for the long-term development of oil sands production.”

Mr. Bird said the caverns’ location near Hardisty Terminal places them strategically in line with feeder pipelines from the Athabasca region and Enbridge’s main line system that connects Western Canadian crude to markets in Eastern Canada and the U.S. Midwest.

“We were able to combine Enbridge’s crude oil movement expertise with CCS’s cavern expertise in order to design, engineer and construct the first crude oil cavern storage facility in Canada,” said Dave Werklund, CCS President and CEO.

During the project’s construction phase, HCLP drilled two new 13 5/8-inch well bores into each cavern to increase the daily injection/withdrawal capacity to over 100,000 barrels per day. The brine pond was refurbished with two sets of liners and was expanded to receive over three million barrels of displaced brine from the caverns. The new buffer tanks, manifolds and high volume pumps assist in providing total storage flexibility for all types of crude oil and condensate to meet our customer’s needs 365 days a year.

About Enbridge

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S., under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

About CCS

CCS is a leader in Canadian oil and gas field services based out of Calgary, operating since 1984. Through its CCS Energy Services division, the Company offers crude oil treatment, terminal services and storage in Western Canada. CCS also provides treatment, recovery and disposal solutions for oilfield by-products at 27 Canadian facilities. CCS offers drilling fluid technology and drilling services through its subsidiary ProDrill. Through its Concord Well Servicing division, which employs 53 service rigs, the Company provides well servicing in Western Canada. The CCS Income Trust Units are listed on the Toronto Stock Exchange under the symbol “CCR.UN”. Information about CCS is available on the company’s web site at www.ccsincometrust.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For additional information contact:

Enbridge:	CCS Income Trust:
Media	Rene Amirault
Ian La Couvée	Vice President Corporate Development
(403) 231-5775	(403) 233-7565
E-mail: ian.lacouvee@enbridge.com	E-mail: ramirault@ccsincometrust.com

Investment Community
Colin Gruending
(403) 231-5919
E-mail: colin.gruending@enbridge.com